EXHIBIT 99.1

TOP Ships Announces Delivery of Fifth Newbuilding Vessel

ATHENS, Greece, May 24, 2016 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS) (“Top Ships” or the “Company”), an international owner and operator of modern, fuel efficient “ECO” MR tanker vessels focusing on the transportation of petroleum products, announced today that it has taken delivery of the M/T Stenaweco Excellence, a 50,000 dwt fuel efficient "ECO" MR product tanker, the fifth of six vessels under construction in the Company's fleet. The last vessel is scheduled for delivery in the third quarter of 2016. The company also announced that the M/T Stenaweco Excellence has commenced its time charter employment with Stena Weco A/S.

Evangelos Pistiolis, President and CEO of the Company, stated, "The 6 vessel newbuilding program which started in 2014 is nearing its completion. Our business strategy continues to be focused on further expanding our fleet."

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8180
Email: atsirikos@topships.org